

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 4720

May 6, 2010

Phillip D. Green
Group Executive Vice President and
Chief Financial Officer
Cullen/Frost Bankers, Inc.
100 W. Houston Street
San Antonio, TX 78205

> **Re:**   **Cullen/Frost Bankers, Inc.
> Form 10-K for Fiscal Year Ended December 31, 2009
> Filed February 2, 2010
> File No. 001-13221**

Dear Mr. Green:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation, page 132

General

1. We note that you have not included disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Annual Incentive Pay, page 20 of Definitive Proxy Statement on Schedule 14A

2. It appears that performance targets were established with respect to the bonus plan for the CEO and the bonus plan for the other named executive officers. We note, for example, your disclosure regarding a budgeted net income target and other budgeted goals. If performance targets were used, please tell us what those targets were in 2009 and confirm that you will revise future filings accordingly. In your response, please provide us with proposed revised disclosure using your 2009 compensation information. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

Grants of Plan-Based Awards, page 30 of Definitive Proxy Statement on Schedule 14A

3. Based on the disclosure in your document regarding annual incentive pay, it appears that the Grants of Plan-Based Awards table should include threshold, target and maximum estimated future payouts under non-equity incentive plans. Please provide the staff with proposed revised disclosure and confirm that future filings will be revised accordingly. Refer to Item 402(d) of Regulation S-K and Instruction 2 to that item.

Compensation and Benefits Committee Interlocks and Insider Participation, page 16 of Definitive Proxy Statement on Schedule 14A

4. We note your disclosure regarding transactions between some of the members of your compensation committee and one or more of your subsidiaries. Please identify each person who served as a member of the compensation committee during the last completed fiscal year who had any relationship requiring disclosure under any paragraph of Item 404. In the alternative, please explain why you are not required to identify these members individually. Refer to Item 407(e)(4) of Regulation S-K.

<u>Certain Relationships and Related Transactions, and Director Independence, page 132</u>

<u>Certain Transactions and Relationships, page 38 of Definitive Proxy Statement on
Schedule 14A</u>

5. We note the disclosure regarding certain transactions, including borrowings,
    between related persons and some of your subsidiaries. We also note your
    apparent reliance on Instruction 4.c. to Item 404(a) of Regulation S-K. Please
    note that this instruction applies only to <u>loans</u> to related persons. Thus, to the
    extent related persons have entered into transactions not covered by the
    instruction, please provide the disclosure required by Item 404(a).

<u>Exhibits, Financial Statement Schedules, page 133</u>

6. We note the disclosure in your definitive proxy statement regarding your
    Management Bonus Plan and Chief Executive Officer bonus plan. Please tell us
    why you have not filed these plans as exhibits to your Form 10-K. Refer to Item
    601(b)(10)(iii)(A) of Regulation S-K.

<u>General</u>

7. We note that you submitted certain matters to a vote of security holders at your
    annual meeting on April 29, 2010. Please tell us why you have not filed a current
    report on Form 8-K under Item 5.07 to disclose the required information
    regarding the results of the meeting.

                    *   *   *   *   *

   Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a cover letter with your response that
keys your responses to our comments and provides any requested information. Detailed
cover letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3469 with any questions.

Sincerely,

Justin T. Dobbie
Attorney-Adviser